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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2001

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F ___X___           Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes _______           No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.
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On March 5, 2001, EXFO Electro-Optical Engineering Inc., a Canadian corporation, concluded an agreement with EFOS Inc. to acquire all of the issued and outstanding stock in EFOS. This report on Form 6-K sets forth the news release issued on March 6, 2001 relating to EXFO's announcement and certain information relating to the transaction.
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[EXFO LOGO]                                               FOR IMMEDIATE RELEASE

EXFO ACQUIRES EFOS INC., A PRECISION LIGHT-BASED CURING TECHNOLOGY COMPANY

QUEBEC CITY, CANADA, March 5, 2001--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSE: EXF) announced today that it has entered into a definitive agreement to acquire EFOS Inc. for 3.7 million EXFO shares and US$25 million in cash. At the close of markets on March 5, 2001, the total transaction was worth approximately US$122 million.

EFOS, a privately held company in Toronto, Ont., is widely recognized as a leader in precision light-based adhesive spot curing technologies as well as curing process control for the global optical component manufacturing market. EFOS' products deliver precise doses of the appropriate spectral light onto photosensitive and heat-cured adhesives to significantly reduce bonding time and increase repeatability in optical component manufacturing.

"EFOS' UV and IR light-based adhesive spot curing technologies are critical for the assembly of optical components," said Germain Lamonde, Chairman, President and CEO of EXFO. "We intend to leverage EFOS' UV and IR light-based curing expertise with the recently acquired Burleigh Instruments' best-in-class, nano-positioning Inchworm-TM- technology and our automated component test systems to provide optical component manufacturers with automated solutions.

"The complex nature of photonics and the various optical parameters that need to be optimized render optical testing the pivotal technology in the automated optical component manufacturing process."

Light-based curing, which is used in a number of active and passive component manufacturing applications like fiber-to-die bonding, pigtailing, lens bonding, fiber bonding, potting, fiber-to-wafer bonding, encapsulation, glass-metal bonding and optical component mounting, produces a faster sealant and more precise alignment than traditional bonding methods. Curing time is reduced from hours to mere seconds with EFOS' technologies.

EFOS' light-based curing technologies are supported by an extensive understanding of bonding and material sciences and by a broad intellectual property portfolio, including 12 patents and 16 patents pending.

"We're delighted with being part of a solution that will deliver automated manufacturing and testing of optical components," said John Kennedy, President and CEO of EFOS. "As the optical component manufacturing industry moves from manual assembly to semi-automated and fully automated production methods, light-based curing becomes a critical technology."

EFOS, which has 110 employees, reported sales of US$18.0 million for calendar year 2000. Sales at EXFO should increase by US$10 million in fiscal 2001, taking into account EFOS' 5 months of operation during EXFO's fiscal year, and by US$30 million for fiscal 2002.

EXFO plans to retain the personnel, management and facilities of EFOS. The transaction will be accounted for under purchase accounting with goodwill amortized over 5 years. The deal is expected to be neutral in fiscal 2001 on a cash earnings per share basis, taking into account 5 months of EFOS' operations. In fiscal 2002, it should be slightly accretive on a cash earnings per share basis. Cash earnings do not include amortization of goodwill and intangible assets.

The EFOS acquisition has been approved by the board of directors of both companies, but it is subject to regulatory approvals and other customary closing conditions.


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EXFO will host a conference call at 9:00 a.m. (EST) Tuesday to discuss the details of the transaction. To access the call, dial 1-800-387-0276 or 416-641-6677.

A replay of the conference call can be accessed after 11:30 a.m. (EST) Tuesday until midnight (EST) on March 10, 2001. The replay number is (416) 626-4100 and the password is 18193459.

The audio Web cast of this call can also be accessed live on EXFO's Web site, under Investors, at 9:00 a.m. (EST) Tuesday. Guests are invited to click on the Web cast icon and register. A replay of the Web cast will be available.

The highlights of this transaction are available on EXFO's Web site, WWW.EXFO.COM, under Acquisitions in the Investors section.

ABOUT EXFO

EXFO, which derives its name from expertise in fiber optics, is a leading designer and manufacturer of fiber-optic test, measurement and monitoring instruments for the telecommunications industry. It markets products under two brand names: EXFO and Burleigh Instruments.

EXFO and its subsidiaries develop products mainly for two markets. The Portable and Monitoring Division provides solutions primarily to telecommunications carriers, cable television companies, public utilities, private network operators as well as third-party installers and equipment rental companies. The Industrial and Scientific Division as well as Burleigh Instruments design an extensive line of high-performance instruments and automated test systems for manufacturers of optical components, value-added optical modules and optical networking systems as well as for research and development markets.

This news release may contain statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements may appear in a number of places in this news release and include statements concerning our intent, belief, or current expectations regarding future events. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors which are beyond the control of EXFO, including retention of qualified personnel, revenue synergies, demand for testing and measurement instruments and precision positioning instruments. Although we believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this news release. We undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this news release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to our Registration Statement on Form F-1 and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the other factors that may affect our future performance and other important risk factors concerning us and our operations.

                                      -30-

FOR MORE INFORMATION:

Mike Lamanna                                         Maryse Imbeault
Manager, Investor Relations                          Director, Communications
(418) 683-0211                                       (418) 683-0211
michael.lamanna@exfo.com                             maryse.imbeault@exfo.com
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                EXFO ELECTRO-OPTICAL ENGINEERING INC.

                                By: /s/ Germain Lamonde
                                   -----------------------------------------
                                   Name:  Germain Lamonde
                                   Title: President and Chief Executive Officer


Date:  March 6, 2001